This press release may not be published, distributed or diffused in the United States of America.

This press release is not an extension into the United States of the tender offer mentioned herein.

Please see the important notice at the end of this press release.

(Reference Translation)

November 5, 2026

To Whom It May Concern:

Company Name:	TOYOTA MOTOR CORPORATION

Name and Title of Representative:	Kenta Kon, President

(Code Number: 7203; Prime of Tokyo Stock Exchange and Premier of Nagoya Stock Exchange)

Name and Title of Contact Person:	Yoshihide Moriyama, General Manager, Capital Strategy & Affiliated Companies Finance Div.

(Telephone Number: 0565-28-2121)

Notice Concerning Partial Amendment to the Matters Relating to the Repurchase of Shares, Repurchase of Shares and

Tender Offer for Own Shares, and Partial Amendment to the Matters Relating to the Retirement of Treasury Shares

TOYOTA MOTOR CORPORATION (the “Company”) hereby announces that, with regard to the matters relating to the repurchase of shares which were resolved, pursuant to Article 156, Paragraph 1 of the Companies Act of Japan (Act No. 86 of 2005, as amended; the “Companies Act”) as applied by replacing certain terms under Article 165, Paragraph 3 of the Companies Act, and the retirement of treasury shares which was resolved, pursuant to Article 178 of the Companies Act, at the meeting of the board of directors held on August 4, 2026, it has resolved, at the meeting of the board of directors held on November 5, 2026, to partially amend the matters relating to the repurchase of shares (an increase in the share repurchase limits and the addition of a specific repurchase method), to repurchase its shares and conduct a tender offer for own shares (the “Tender Offer”), and to partially amend the matters relating to the retirement of treasury shares.

I.	Partial Amendment to the Matters Relating to the Repurchase of Shares

1.	Reason for the amendment

With the aim of improving capital efficiency by carrying out flexible share repurchases in light of the market’s valuations and current price level of the Company’s common stock, the Company has been conducting a repurchase of shares pursuant to the resolution of the meeting of the board of directors held on August 4, 2026. The Company is amending the total number of shares to be repurchased, the total repurchase price, and the method of repurchase in order to conduct the Tender Offer described below in “II. Repurchase of Shares and Tender Offer for Own Shares.”

(Note) Not for distribution in or into the United States.

2.	Details of the amendment to the matters relating to the repurchase

Amended portions are indicated by underlines.

	Before amendment (resolution of the meeting of the board of directors held on August 4, 2026)	After amendment (resolution of the meeting of the board of directors held on November 5, 2026)
(1) Class of shares to be repurchased	Shares of common stock of the Company	Shares of common stock of the Company
(2) Total number of shares to be repurchased	500 million shares (maximum) (represents 4.22% of the total number of issued shares (excluding treasury shares))	610 million shares (maximum) (represents 5.18% of the total number of issued shares (excluding treasury shares))
(3) Total repurchase price	1,000 billion yen (maximum)	1,300 billion yen (maximum)
(4) Period of repurchase	From August 5, 2026 to August 4, 2027	From August 5, 2026 to August 4, 2027
(5) Method of repurchase	Open market purchases	Open market purchases and a tender offer for own shares

(Note)

The ratio to the total number of issued shares (excluding treasury shares) in “(2) Total number of shares to be repurchased” before the amendment is the ratio (rounded to the second decimal place) to 11,842,234,260 shares, which is the total number of issued shares (excluding treasury shares) as of June 30, 2026, and the ratio to the total number of issued shares (excluding treasury shares) in “(2) Total number of shares to be repurchased” after the amendment is the ratio (rounded to the second decimal place) to 11,779,620,513 shares, which is the total number of issued shares (excluding treasury shares) as of September 30, 2026.

II.	Repurchase of Shares and Tender Offer for Own Shares

1.	Purpose of the purchase, etc.

The Company, as stated in the “Dividends” section posted on its website, regards the enhancement of shareholders’ interests as one of its important management policies, and remains committed to improving its corporate structure and increasing its corporate value in order to achieve sustainable growth. With regard to dividends, the Company strives to increase its dividend payments on a stable and continuous basis.

In order to continue to survive intense competition and to transform itself into a mobility company, the Company will use retained earnings to invest in next-generation growth drivers, including environmental technologies to realize a carbon-neutral society and safety technologies for the safety and security of customers, and to create benefits for all stakeholders, including employees, business partners, and local communities.

The Company’s basic policy is to pay dividends of surplus (jouyokin no haitou) twice a year as an interim dividend and a year-end dividend, and the Company resolves to pay these dividends at a meeting of the board of directors pursuant to the Articles of Incorporation.

In the fiscal year ended March 31, 2026, the Company paid an interim dividend of 45 yen per share and a year-end dividend of 50 yen per share, with a payout ratio (consolidated) of 32.1%.

The Company’s Articles of Incorporation provide that the Company may, pursuant to Article 165, Paragraph 2 of the Companies Act, repurchase its shares by a resolution of the board of directors without a resolution of the general meeting of shareholders. The purpose of this provision is to implement a flexible capital policy that is responsive to the business environment. During the past five years to date, the Company has repurchased its shares through market purchases on the Tokyo Stock Exchange, Inc. (the “TSE”), off-auction trading, and tender offers, as shown in the table below:

(Note) Not for distribution in or into the United States.

Date of resolution	Cumulative repurchase period	Cumulative number of shares repurchased	Cumulative total repurchase price
November 4, 2021 (at the meeting of the board of directors held on that date)	November 5, 2021 - March 7, 2022	70,355,500 shares	149,999,840,600 yen
March 23, 2022 (at the meeting of the board of directors held on that date)	March 24, 2022 - May 10, 2022	46,225,900 shares	99,999,829,781 yen
May 11, 2022 (at the meeting of the board of directors held on that date)	June 17, 2022 - November 1, 2022	90,270,600 shares	185,684,676,616 yen
November 1, 2022 (at the meeting of the board of directors held on that date)	November 2, 2022 - March 16, 2023	79,158,400 shares	149,999,952,100 yen
May 10, 2023 (at the meeting of the board of directors held on that date)	May 18, 2023 - October 30, 2023	64,590,700 shares	149,999,927,050 yen
November 1, 2023 (at the meeting of the board of directors held on that date)	November 2, 2023 - April 24, 2024	32,097,200 shares	99,999,796,450 yen
May 8, 2024 (at the meeting of the board of directors held on that date) (Notes 1 and 2)	May 9, 2024 - April 15, 2025	436,859,275 shares	1,199,999,856,557 yen
June 3, 2025 (written resolution in lieu of a resolution of the board of directors) (Note 3)	March 31, 2026 - June 30, 2026	1,192,330,962 shares	3,656,879,060,454 yen

(Note 1)

The shares repurchased pursuant to the resolution of the meeting of the board of directors held on May 8, 2024 include the 290,122,375 shares (total repurchase price: 806,830,324,875 yen) repurchased through a tender offer (period of repurchase, etc.: from July 24, 2024 to August 26, 2024) conducted pursuant to the resolution of the meeting of the board of directors held on July 23, 2024.

(Note 2)

The shares repurchased pursuant to the resolution of the meeting of the board of directors held on May 8, 2024 include the 29,673,300 shares (total repurchase price: 77,655,026,100 yen) repurchased through the off-auction own share repurchase trading system (ToSTNeT-3) conducted on September 25, 2024, pursuant to the resolution of the meeting of the board of directors held on September 24, 2024.

(Note 3)

These are the 1,192,330,962 shares (total repurchase price: 3,656,879,060,454 yen) repurchased through a tender offer (period of repurchase, etc.: from March 31, 2026 to April 27, 2026) conducted pursuant to the written resolution dated June 3, 2025 in lieu of a resolution of the board of directors, the resolution of the meeting of the board of directors held on January 14, 2026, and the written resolution dated March 30, 2026 in lieu of a resolution of the board of directors.

(Note) Not for distribution in or into the United States.

The Company has been continuously repurchasing its shares to date as shown in the table above, and in light of the market’s valuations and current price level of the Company’s common stock and with the aim of further improving capital efficiency, the Company resolved at the meeting of the board of directors held on August 4, 2026 to conduct a repurchase of shares with the total number of shares to be repurchased set at 500,000,000 shares (representing 4.22% of the total number of issued shares (excluding treasury shares) as of the date of the resolution), the total repurchase price set at 1,000 billion yen, and the period of repurchase set to run from August 5, 2026 to August 4, 2027, and is currently conducting such repurchase of shares (Note 4).

(Note 4)	The Company has repurchased 63,766,500 shares of its common stock (total repurchase price: 195,000,372,200 yen) during the period from August 5, 2026 to September 30, 2026.

Meanwhile, the Company has several shareholders who hold the Company’s common stock as policy-held shares (the “Policy Holding Shareholders”). In particular, the respective non-life insurance companies that are shareholders of the Company have announced policies to reduce their policy-held shares.

Under these circumstances, in early September 2026, the Company began considering repurchasing a portion of the Company’s common stock held by the Policy Holding Shareholders, as treasury shares, because if the Policy Holding Shareholders sell the Company’s common stock in the market, a certain number of the Company’s common stock would be released into the market, causing a temporary deterioration in the supply and demand for the Company’s common stock and a possible negative impact on the stock price, and if the Company repurchases the Company’s common stock as treasury shares, it would contribute to the improvement of the Company’s capital efficiency, including earnings per share (EPS) and return on equity (ROE).

With regard to the specific method of the repurchase of shares, the Company took into consideration the transparency of transactions and the status of transactions in the market, and concluded that it is appropriate to conduct the repurchase of shares by way of a tender offer for the following reasons: (i) a tender offer will provide shareholders other than the Prospective Tendering Shareholders (as defined below) with a certain period of time to consider the offer, and will also give them the opportunity to decide, based on market price trends, whether to accept the Company’s repurchase of shares; (ii) a purchase made through statutory tender offer procedures will ensure the transparency of transactions; (iii) a tender offer is an off-market transaction with relatively little impact on the liquidity of the Company’s common stock in the market; and (iv) the purchase of own shares through a market purchase or off-auction trading requires that the purchase price be set at the market price, does not permit a purchase at a certain discount from the market price, and is therefore not a superior option to a tender offer.

Accordingly, the Company approached, on September 17, 2026, Mitsui Sumitomo Insurance Company, Limited (“Mitsui Sumitomo Insurance”), a shareholder of the Company, Aioi Nissay Dowa Insurance Co., Ltd. (“Aioi Nissay Dowa”), a shareholder of the Company, and MS&AD Insurance Group Holdings, Inc. (“MS&AD”), which is the parent company of Mitsui Sumitomo Insurance and Aioi Nissay Dowa, regarding the tendering of a portion of the 153,128,935 shares of the Company’s common stock held by Mitsui Sumitomo Insurance (shareholding ratio (Note 5): 1.30%) and the 8,342,020 shares of the Company’s common stock held by Aioi Nissay Dowa (shareholding ratio: 0.07%) and, on September 18, 2026, approached Tokio Marine & Nichido Fire Insurance Co., Ltd. (“Tokio Marine & Nichido”), a shareholder of the Company, regarding the tendering of a portion of the 127,661,870 shares of the Company’s common stock held by Tokio Marine & Nichido (shareholding ratio: 1.08%), in the event a tender offer aimed at repurchasing the Company’s shares is conducted. The Company received, on September 18, 2026, a response from MS&AD stating that Mitsui Sumitomo Insurance and Aioi Nissay Dowa would tender a portion of the Company’s common stock held by Mitsui Sumitomo Insurance and Aioi Nissay Dowa and, on September 24, 2026, a response from Tokio Marine & Nichido stating that Tokio Marine & Nichido would tender a portion of the Company’s common stock it holds. In addition, on September 30, 2026, Sompo Japan Insurance Inc. (“Sompo Japan”; together with Mitsui Sumitomo Insurance, Aioi Nissay Dowa, and Tokio Marine & Nichido, the “Prospective Tendering Shareholders”), a shareholder of the Company, informed the Company that it intended to sell a portion of the 25,472,540 shares of the Company’s common stock it holds (shareholding ratio: 0.22%) (this includes the 1,650,000 shares of the Company’s common stock contributed to the retirement benefit trust set up by Sompo Japan, in respect of which Sompo Japan retains the right to instruct the exercise of voting rights). Accordingly, after confirming with Sompo Japan the feasible methods for the sale, on October 8, 2026, the Company approached Sompo Japan regarding tendering in a tender offer aimed at repurchasing the Company’s shares, in the event such tender offer is conducted. On October 9, 2026, the Company received a response from Sompo Japan stating that it would tender a portion of the Company’s common stock it holds.

(Note) Not for distribution in or into the United States.

(Note 5)

The “shareholding ratio” is the ratio (rounded to the second decimal place) to the number of shares (11,779,620,513 shares) calculated by deducting the number of treasury shares held by the Company as of September 30, 2026 (2,815,366,947 shares) (excluding 1,373,200 shares of the Company’s common stock held by the ESOP (employee stock ownership plan) trust used for the Company’s share-based compensation plan) from the total number of issued shares (14,594,987,460 shares) as of that day as described in the “FY2027 Semi-Annual Consolidated Financial Results” published by the Company on November 5, 2026 (the “Financial Results”). The same applies hereinafter.

Subsequently, the Company began considering the specific terms of the Tender Offer, and in determining the purchase price of the Tender Offer (the “Tender Offer Price”), the Company considered that it would be desirable to: (i) use the market price of the Company’s common stock as a basis, from the perspective of emphasizing the clarity and objectivity of the basis; and (ii) repurchase the shares at a price discounted to a certain extent from the market price to prevent the outflow of assets from the Company to the extent possible, from the perspective of respecting the interests of the shareholders who will continue to hold the Company’s common stock without tendering in the Tender Offer. In addition, on October 9, 2026, the Company made a proposal to MS&AD, Tokio Marine & Nichido, and Sompo Japan regarding the tendering of 108,750,741 shares (shareholding ratio: 0.92%) (the “Shares Proposed for Tender”), comprising 60,729,315 shares (shareholding ratio: 0.52%), a portion of the Company’s common stock held by Mitsui Sumitomo Insurance (153,128,935 shares) (shareholding ratio: 1.30%), 3,308,326 shares (shareholding ratio: 0.03%), a portion of the Company’s common stock held by Aioi Nissay Dowa (8,342,020 shares) (shareholding ratio: 0.07%), 38,298,600 shares (shareholding ratio: 0.33%), a portion of the Company’s common stock held by Tokio Marine & Nichido (127,661,870 shares) (shareholding ratio: 1.08%), and 6,414,500 shares (shareholding ratio: 0.05%) (this includes the 1,650,000 shares of the Company’s common stock contributed to the retirement benefit trust set up by Sompo Japan, in respect of which Sompo Japan retains the right to instruct the exercise of voting rights), a portion of the Company’s common stock held by Sompo Japan (25,472,540 shares) (shareholding ratio: 0.22%) (this includes the 1,650,000 shares of the Company’s common stock contributed to the retirement benefit trust set up by Sompo Japan, in respect of which Sompo Japan retains the right to instruct the exercise of voting rights), in the Tender Offer if the Company conducts a tender offer at a price discounted 10% from the lower of: (i) the closing price of the Company’s common stock on the TSE Prime Market on November 4, 2026, i.e., the business day immediately preceding the date of the board of directors’ meeting at which a resolution was made to conduct the Tender Offer; and (ii) the simple average closing price of the Company’s common stock for the past one month up to the same day. In respect of the discount rate, in order to grasp the status of the discount rate in a certain number of recent similar projects, among the 59 cases of tender offers for own shares for which settlement was completed between October 2024 and September 2026 (the “Reference Cases”), in 52 cases (excluding a total of 7 cases involving share repurchases through tender offers conducted as part of going-private transactions, cases in which a premium was set, and cases in which the tender offer price was determined using a share valuation report) (of which a discount rate of 8% (the figures are rounded to the nearest whole number in calculating the discount rates for the Reference Cases) or more and less than 10% was set in 1 case, a discount rate of 10% was set in 47 cases, and a discount rate of 11% or more was set in 4 cases), the most common discount rate was 10%. By reference to this, the Company considered a discount rate of 10% was typical and at a reasonable level, and determined that it is appropriate to set the discount rate at 10% in the Tender Offer. Furthermore, with respect to the price of the Company’s common stock that serves as the basis for the discount, the Company considered that while adopting a smoothed value, such as the average stock price over a certain period, is considered to eliminate the influence of extraordinary factors including temporary stock price fluctuations, and thus provides an objective and reasonable basis for calculation, in order to reduce the possibility of the market price falling below the Tender Offer Price due to fluctuations during the period for repurchase, etc. of the Tender Offer (the “Tender Offer Period”), the Tender Offer Price needs to be at a level that is at a discount even to the latest market stock price. Accordingly, the Company considered it reasonable, and thus determined, to set the price at the lower of: (i) the closing price of the Company’s common stock on the TSE Prime Market on the business day immediately preceding the date of the meeting of the board of directors at which the Tender Offer Price would be finally determined; and (ii) the simple average closing price of the Company’s common stock on the TSE Prime Market for the past one month up to the immediately preceding business day. As a result, the Company received a response from MS&AD on October 14, 2026, from Tokio Marine & Nichido on October 16, 2026, and from Sompo Japan on October 14, 2026, confirming that, if the Company conducts the Tender Offer on such terms, the Prospective Tendering Shareholders will tender in the Tender Offer the Shares Proposed for Tender they respectively hold as of today.

(Note) Not for distribution in or into the United States.

Based on the considerations and discussions above, the Company resolved at the meeting of the board of directors held on November 5, 2026: (i) to repurchase the shares pursuant to Article 156, Paragraph 1 of the Companies Act as applied by replacing certain terms under Article 165, Paragraph 3 of the Companies Act and the Company’s Articles of Incorporation; (ii) to conduct the Tender Offer as the specific method thereof; (iii) given that the closing price of the Company’s common stock was 3,028 yen on November 4, 2026, i.e., the business day immediately preceding the date of the resolution of the Company’s board of directors meeting, and the simple average closing price of the Company’s common stock was 3,030 yen for the past one month up to the same date (rounded to the nearest yen; the same applies hereinafter for the calculation of the simple average closing price), to set the Tender Offer Price at 2,725 yen (rounded to the nearest yen; the same applies hereinafter for the calculation of the Tender Offer Price), which is calculated by applying a 10% discount rate to 3,028 yen, which is the lower price of the two; and (iv) from the perspective of minimizing the outflow of funds within the scope of the purpose of conducting the Tender Offer, namely repurchasing the shares from the Prospective Tendering Shareholders, to set the number of shares to be purchased in the Tender Offer at 108,750,741 shares (shareholding ratio: 0.92%), which was the number of shares that MS&AD, Tokio Marine & Nichido, and Sompo Japan responded that they would tender, and, in light of the possibility that, if the number of tendered shares exceeds the number of shares to be purchased, adjustment to the pro rata allocation to conform to the applicable trading unit may result in the number of shares actually purchased exceeding the planned number of shares to be purchased, to set the maximum number of shares to be purchased at 108,750,841 shares (shareholding ratio: 0.92%), which is calculated by adding one unit (100 shares) to the number of shares to be purchased.

In addition, taking into account the discussions with the Prospective Tendering Shareholders, the Company reviewed the relationship with the repurchase of shares being conducted pursuant to the resolution of the meeting of the board of directors held on August 4, 2026 and as a result, the Company came to believe that repurchasing the Company’s common shares from Policy Holding Shareholders through the Tender Offer does not necessarily coincide with the purpose of the repurchase of shares conducted pursuant to the resolution of the meeting of the board of directors held on August 4, 2026 and furthermore, that it will contribute to further returning profits to shareholders and improving capital efficiency. Accordingly, in late October 2026, the Company concluded that it is appropriate to conduct the Tender Offer after increasing the maximum limit of repurchase of shares conducted pursuant to the resolution of the meeting of the board of directors held on August 4, 2026 and therefore, at the meeting of the board of directors held on November 5, 2026, the Company resolved to conduct the Tender Offer and, at the same time, resolved to increase the limits for the share repurchase conducted pursuant to the resolution of the meeting of the board of directors held on August 4, 2026, from 500,000,000 shares to 610,000,000 shares and from 1,000 billion yen to 1,300 billion yen, respectively.

The Company has confirmed with MS&AD, Tokio Marine & Nichido, and Sompo Japan that, because purchases would be made on a pro rata basis if the number of share certificates, etc. tendered in the Tender Offer (the “Tendered Share Certificates”) exceeds the number of shares to be purchased, the Prospective Tendering Shareholders will tender in the Tender Offer the number of shares exceeding the Shares Proposed for Tender – specifically, Mitsui Sumitomo Insurance will tender 153,128,935 shares (shareholding ratio: 1.30%), Aioi Nissay Dowa will tender 8,342,020 shares (shareholding ratio: 0.07%), Tokio Marine & Nichido will tender 96,569,900 shares (shareholding ratio: 0.82%), and Sompo Japan will tender 16,174,200 shares (shareholding ratio: 0.14%). However, the Company has been informed that the policy on the handling, including disposition, of the Company’s common stock remaining in the possession of the Prospective Tendering Shareholders following the Tender Offer as a result of tendering in the Tender Offer has not been determined at present, and that they intend to consider possible options.

(Note) Not for distribution in or into the United States.

With respect to the funds required for the Tender Offer, the Company plans to allocate all funds from its own capital. The Company’s consolidated on-hand liquidity (cash and cash equivalents; the same applies hereinafter for the calculation of on-hand liquidity) as of September 30, 2026, as described in the Financial Results, was 9,484,484 million yen (on-hand liquidity ratio: 2.1 months (Note 6)), and is expected to be 9,188,125 million yen (on-hand liquidity ratio: 2.0 months) even after appropriating the funds required for the purchase, etc. in the Tender Offer (296,359 million yen). Therefore, since on-hand liquidity can be sufficiently secured, it is considered that the Company’s financial health and security can be maintained in the future.

(Note 6)

This figure was obtained by dividing the Company’s consolidated on-hand liquidity as of September 30, 2026 stated in the Financial Results by the Company’s monthly consolidated sales revenue (the figure obtained by dividing the consolidated sales revenue for the FY2027 interim period (For the six months ended September 30, 2026) by six months) calculated from the Financial Results (rounded to the first decimal place).

In addition, the Company plans to retire the shares repurchased through the Tender Offer on the last day of the quarter that includes the date on which the repurchase of shares, conducted pursuant to the resolutions of the meetings of the board of directors held on August 4, 2026 and November 5, 2026, is completed.

2.	Details of the resolution of the board of directors on the share repurchase

(1)	Details of the resolution

Class of share certificates, etc.	Total number of shares	Total price for the repurchase
Common stock	610,000,000 shares (upper limit)	1,300,000,000,000 yen (upper limit)

(Note 1)	The total number of issued shares is 14,594,987,460 shares (as of today).

(Note 2)

The total number of shares to be repurchased is the maximum number of shares after it was resolved, at the board of directors meeting held on November 5, 2026, to increase the maximum number of shares to be repurchased, which was initially set at 500,000,000 shares pursuant to the resolution of the board of directors meeting held on August 4, 2026.

(Note 3)

The total price for the repurchase is the maximum total purchase price after it was resolved, at the board of directors meeting held on November 5, 2026, to increase the maximum total purchase price for the repurchase, which was initially set at 1,000 billion yen pursuant to the resolution of the board of directors meeting held on August 4, 2026.

(Note 4)	The period during which the shares can be repurchased is from August 5, 2026, to August 4, 2027.

(2)	Listed share certificates, etc. relating to own shares already repurchased pursuant to such resolution

Class of share certificates, etc.	Total number of shares	Total price for the repurchase
Common stock	63,766,500 shares	195,000,372,200 yen

(Note)	The above figures are the total number of repurchased shares and the total price for the repurchase during the period from August 5, 2026 to September 30, 2026.

(Note) Not for distribution in or into the United States.

3.	Overview of the Tender Offer

(1)	Schedule, etc.

(a) Date of resolution of the board of directors	Thursday, November 5, 2026
(b) Publication date for commencing the tender offer

Friday, November 6, 2026

An electronic public notice will be given and a notification of such electronic public notice will be published in the Nihon Keizai Shimbun.

URL of the electronic public notice: https://disclosure2.edinet-fsa.go.jp/

(c) Filing date of the tender offer registration statement	Friday, November 6, 2026
(d) Period of the purchase, etc.	From Friday, November 6, 2026 to Monday, December 7, 2026 (21 business days)

(2)	Tender Offer Price

2,725 yen per share of common stock

(3)	Basis for calculation of Tender Offer Price

(a)	Basis for calculation

In determining the Tender Offer Price, the Company considered that it would be desirable to: (i) use the market price of the Company’s common stock as a basis, from the perspective of emphasizing the clarity and objectivity of the basis; and (ii) repurchase the shares at a price discounted to a certain extent from the market price to prevent the outflow of assets from the Company to the extent possible, from the perspective of respecting the interests of the shareholders who will continue to hold the Company’s common stock without tendering in the Tender Offer. In addition, on October 9, 2026, the Company made a proposal to MS&AD, Tokio Marine & Nichido, and Sompo Japan regarding the tendering of the Shares Proposed for Tender if the Company conducts a tender offer at a price discounted 10% from the lower of: (i) the closing price of the Company’s common stock on the TSE Prime Market on November 4, 2026, i.e., the business day immediately preceding the date of the board of directors’ meeting at which a resolution was made to conduct the Tender Offer; and (ii) the simple average closing price of the Company’s common stock for the past one month up to the same day. In respect of the discount rate, in order to grasp the status of the discount rate in a certain number of recent similar projects, among the 59 Reference Cases, in 52 cases (excluding a total of 7 cases involving share repurchases through tender offers conducted as part of going-private transactions, cases in which a premium was set, and cases in which the tender offer price was determined using a share valuation report) (of which a discount rate of 8% or more and less than 10% was set in 1 case, a discount rate of 10% was set in 47 cases, and a discount rate of 11% or more was set in 4 cases), the most common discount rate was 10%. By reference to this, the Company considered a discount rate of 10% was typical and at a reasonable level, and determined that it is appropriate to set the discount rate at 10% in the Tender Offer. Furthermore, with respect to the price of the Company’s common stock that serves as the basis for the discount, the Company considered that while adopting a smoothed value, such as the average stock price over a certain period, is considered to eliminate the influence of extraordinary factors including temporary stock price fluctuations, and thus provides an objective and reasonable basis for calculation, in order to reduce the possibility of the market price falling below the Tender Offer Price due to fluctuations during the Tender Offer Period, the Tender Offer Price needs to be at a level that is at a discount even to the latest market stock price. Accordingly, the Company considered it reasonable, and thus determined, to set the price at the lower of: (i) the closing price of the Company’s common stock on the TSE Prime Market on the business day immediately preceding the date of the meeting of the board of directors at which the Tender Offer Price would be finally determined; and (ii) the simple average closing price of the Company’s common stock on the TSE Prime Market for the past one month up to the immediately preceding business day. As a result, the Company received a response from MS&AD on October 14, 2026, from Tokio Marine & Nichido on October 16, 2026, and from Sompo Japan on October 14, 2026, confirming that, if the Company conducts the Tender Offer on such terms, the Prospective Tendering Shareholders will tender in the Tender Offer the Shares Proposed for Tender they respectively hold as of today.

(Note) Not for distribution in or into the United States.

Based on the considerations and discussions above, the Company resolved at the meeting of the board of directors held on November 5, 2026: (i) to repurchase the shares pursuant to Article 156, Paragraph 1 of the Companies Act as applied by replacing certain terms under Article 165, Paragraph 3 of the Companies Act and the Company’s Articles of Incorporation; (ii) to conduct the Tender Offer as the specific method thereof; (iii) given that the closing price of the Company’s common stock was 3,028 yen on November 4, 2026, i.e., the business day immediately preceding the date of the resolution of the Company’s board of directors meeting, and the simple average closing price of the Company’s common stock was 3,030 yen for the past one month up to the same date, to set the Tender Offer Price at 2,725 yen, which is calculated by applying a 10% discount rate to 3,028 yen, which is the lower price of the two; and (iv) from the perspective of minimizing the outflow of funds within the scope of the purpose of conducting the Tender Offer, namely, repurchasing the shares from the Prospective Tendering Shareholders, to set the number of shares to be purchased in the Tender Offer at 108,750,741 shares (shareholding ratio: 0.92%), which was the number of shares that MS&AD, Tokio Marine & Nichido, and Sompo Japan responded that they would tender, and, in light of the possibility that, if the number of tendered shares exceeds the number of shares to be purchased, adjustment to the pro rata allocation to conform to the applicable trading unit may result in the number of shares actually purchased exceeding the planned number of shares to be purchased, to set the maximum number of shares to be purchased at 108,750,841 shares (shareholding ratio: 0.92%), which is calculated by adding one unit (100 shares) to the number of shares to be purchased.

The Tender Offer Price of 2,725 yen represents a 10.01% discount (rounded to the second decimal place; the same applies hereinafter for the calculation of the discount rate) from 3,028 yen, the closing price of the Company’s common stock on the TSE Prime Market on November 4, 2026, i.e., the business day immediately preceding the date of the board of directors’ meeting at which a resolution was made to conduct the Tender Offer; a 10.07% discount from 3,030 yen, the simple average closing price of the Company’s common stock for the past one month up to the same day; and a 9.95% discount from 3,026 yen, the simple average closing price of the Company’s common stock for the past three months up to the same day.

Based on a resolution of the board of directors on August 4, 2026, the Company has repurchased 63,766,500 shares of the Company’s common stock for 195,000,372,200 yen through market purchases during the period from August 5, 2026, to September 30, 2026. The average repurchase price per share for these repurchases through the market purchase method was 3,058 yen (rounded to the nearest yen), resulting in a difference of 333 yen (rounded to the nearest yen) compared to the Tender Offer Price. This difference arises because the repurchase price using the market purchase method was determined based on the market prices on each repurchase date, whereas the Tender Offer Price is based on the closing price of the Company’s common stock on the business day immediately preceding the date of the board of directors’ meeting at which a resolution was made to conduct the Tender Offer, which was 3,028 yen. This reference price represents a 0.98% decrease (rounded to the second decimal place) compared to the repurchase price of 3,058 yen for such market purchases; a 10% discount was further applied to arrive at the Tender Offer Price.

(b)	Calculation background

Following the considerations described in “(a) Basis for calculation” above, on October 9, 2026, the Company made a proposal to MS&AD, Tokio Marine & Nichido, and Sompo Japan regarding the tendering of the Shares Proposed for Tender in the Tender Offer if the Company conducts a tender offer at a price discounted 10% from the lower of: (i) the closing price of the Company’s common stock on the TSE Prime Market on November 4, 2026, i.e., the business day immediately preceding the date of the board of directors’ meeting at which a resolution was made to conduct the Tender Offer; and (ii) the simple average closing price of the Company’s common stock for the past one month up to the same day.

(Note) Not for distribution in or into the United States.

As a result, the Company received a response from MS&AD on October 14, 2026, from Tokio Marine & Nichido on October 16, 2026, and from Sompo Japan on October 14, 2026, confirming that, if the Company conducts the Tender Offer on such terms, the Prospective Tendering Shareholders will tender in the Tender Offer the Shares Proposed for Tender they respectively hold as of today.

Based on the considerations and discussions above, the Company resolved at the meeting of the board of directors held on November 5, 2026: (i) to repurchase the shares pursuant to Article 156, Paragraph 1 of the Companies Act as applied by replacing certain terms under Article 165, Paragraph 3 of the Companies Act and the Company’s Articles of Incorporation; (ii) to conduct the Tender Offer as the specific method thereof; (iii) given that the closing price of the Company’s common stock was 3,028 yen on November 4, 2026, i.e., the business day immediately preceding the date of the resolution of the Company’s board of directors meeting, and the simple average closing price of the Company’s common stock was 3,030 yen for the past one month up to the same date, to set the Tender Offer Price at 2,725 yen, which is calculated by applying a 10% discount rate to 3,028 yen, which is the lower price of the two; and (iv) from the perspective of minimizing the outflow of funds within the scope of the purpose of conducting the Tender Offer, namely, repurchasing the shares from the Prospective Tendering Shareholders, to set the number of shares to be purchased in the Tender Offer at 108,750,741 shares (shareholding ratio: 0.92%), which was the number of shares that MS&AD, Tokio Marine & Nichido, and Sompo Japan responded that they would tender, and, in light of the possibility that, if the number of tendered shares exceeds the number of shares to be purchased, adjustment to the pro rata allocation to conform to the applicable trading unit may result in the number of shares actually purchased exceeding the planned number of shares to be purchased, to set the maximum number of shares to be purchased at 108,750,841 shares (shareholding ratio: 0.92%), which is calculated by adding one unit (100 shares) to the number of shares to be purchased.

(4)	Number of share certificates to be purchased

Class of share certificates	Number of share certificates to be purchased	Number of share certificates to be in excess	Total
Common stock	108,750,741 shares	— shares	108,750,741 shares

(Note 1)

If the total number of the Tendered Share Certificates does not exceed the number of share certificates to be purchased (108,750,741 shares), the Company will purchase all of the Tendered Share Certificates. If the total number of Tendered Share Certificates exceeds the number of share certificates to be purchased (108,750,741 shares), the Company will refrain from purchasing all or part of the excess and will conduct delivery and other settlements relating to the purchase of share certificates according to the pro rata method provided in Article 27-13, Paragraph 5 of the Financial Instruments and Exchange Act (Act No. 25 of 1948, as amended; the “Act”) that is applied mutatis mutandis pursuant to Article 27-22-2, Paragraph 2 of the Act, and Article 21 of the Cabinet Office Order on Disclosure Required for Tender Offer for Listed Share Certificates by Issuers (Ministry of Finance Order No. 95 of 1994, as amended).

(Note 2)

Shares constituting less than one unit are also subject to the Tender Offer. If the shareholders exercise their right to demand purchase of shares less than one unit in accordance with the Companies Act, the Company may purchase its own shares during the Tender Offer Period in accordance with the procedures under laws and regulations.

(5)	Funds required for Tender Offer

296,358,769,225 yen

(Note)

The amount of funds required for the tender offer represents the sum of the estimated amounts of the purchase consideration (296,345,769,225 yen), the handling fees for the tender offer, and miscellaneous expenses, such as printing costs, for public notice regarding the tender offer and for the tender offer explanation statement and other necessary documents.

(Note) Not for distribution in or into the United States.

(6)	Settlement method

(a)	Name and address of head office of securities company/bank that will conduct settlement of the tender offer

SMBC Nikko Securities Inc.     3-1, Marunouchi 3-chome, Chiyoda-ku, Tokyo

(b)	Commencement date of settlement

December 29, 2026 (Tuesday)

(c)	Settlement method

Upon expiration of the Tender Offer Period, a written notice of purchase through the Tender Offer will be sent by post without delay to the address or location of any person who has accepted the offer for purchase or who has offered the sale of the share certificates, etc. subject to the Tender Offer (the “Tendering Shareholders”) (or, in the case of shareholders residing outside Japan, including corporate shareholders (the “Foreign Shareholders”), to the address or location of their standing proxy in Japan (the “Standing Proxy”)).

The purchase will be made in cash. The amount remaining after deduction of any applicable withholding tax (Note) from the purchase price will be remitted by the tender offer agent to the place designated by the Tendering Shareholders (or, in the case of Foreign Shareholders, their Standing Proxy) without delay on or after the commencement date of settlement.

(Note)	Regarding tax-related matters on shares purchased through the Tender Offer

*	Shareholders should each consult their own experts, including certified tax accountants, regarding any specific tax questions and make their own decisions on tax matters.

i	In the case where an individual shareholder is a resident of Japan or a non-resident of Japan holding a permanent establishment in Japan

If the amount of money delivered for tendering shares in the Tender Offer exceeds the amount of the portion corresponding to the shares serving as the basis of such delivery of the amount included in the Company’s stated capital, etc., the amount corresponding to such portion in excess will be deemed as dividend income, and is subject to taxation. The amount deemed as dividend income will be, in principle, taxed and withheld at the tax rate of 20.315% (comprising income tax and special income tax for reconstruction, which collectively account for 15.315%, and inhabitants tax, which accounts for 5%) (non-residents of Japan holding a permanent establishment in Japan are not subject to the special collection of 5% inhabitants tax). Provided, however, that if the individual shareholder falls under the category of a large shareholder (the “Large Shareholder”) specified in Article 4-6-2, Paragraph 38 of the Order for Enforcement of the Act on Special Measures Concerning Taxation (Cabinet Order No. 43 of 1957, as amended), the amount equivalent to 20.42% (income tax and special income tax for reconstruction only) will be withheld. In addition, if the total shareholding ratio of the Tendering Shareholder who will receive the amount to be deemed as dividend and the corporation falling under the category of a family company under the Corporation Tax Act when such Tendering Shareholder is used as the base shareholder for the judgment is three hundredths (3/100) or more of the total number of issued shares, the amount deemed to be such dividend is subject to comprehensive taxation as dividend income.

The portion of the amount of money received that is not covered by the above shall be treated as proceeds from the transfer of shares, etc., and the difference between such proceeds and the acquisition cost, etc. shall, in principle, be subject to separate self-assessment taxation.

When tendering in the Tender Offer with shares in a tax-exempt account (the “Tax-exempt Account”) provided in Article 37-14 (tax exemption on income from transfers of small amounts of publicly-traded shares in a tax-exempt account) of the Act on Special Measures Concerning Taxation (Act No. 26 of 1957, as amended), and if the financial instruments business operator at which such Tax-exempt Account is opened is SMBC Nikko Securities Inc., in principle, the income from the transfer of shares in the Tender Offer will be exempted from tax. In the case where the Tax-exempt Account is opened at a financial instruments business operator other than SMBC Nikko Securities Inc., the handling may differ from the aforementioned.

(Note) Not for distribution in or into the United States.

ii	In the case where an individual shareholder is a non-resident of Japan not holding any permanent establishments in Japan

The amount deemed as dividend income will, in principle, be taxed and withheld at the tax rate of 15.315% (income tax and special income tax for reconstruction only). Provided, however, that the individual shareholders falling under the category of Large Shareholders are subject to withholding tax at the rate of 20.42% (income tax and special income tax for reconstruction only).

iii	In the case of corporate shareholders

If the amount of money delivered for tendering shares in the Tender Offer exceeds the amount of the portion corresponding to the shares serving as the basis of such delivery of the amount included in the Company’s stated capital, etc., the amount corresponding to such portion in excess will be deemed to be a dividend and, in principle, will be subject to withholding tax at the rate of 15.315% (income tax and special income tax for reconstruction only).

Furthermore, the amount to be deemed as dividends, which shall be paid by the Company to the Tendering Shareholders (however, limited to corporations having their head offices or principal offices in Japan (domestic corporations)), who directly hold more than one-third (1/3) of the total number of issued shares of the Company on the record date for the payment of such dividends, will not be subject to income tax and special income tax for reconstruction, and thus no such tax will be withheld.

Foreign Shareholders who wish to receive a reduction or exemption of income tax and special income tax for reconstruction on the amount of such deemed dividend in accordance with the applicable tax convention should submit an application form for income tax convention to the tender offer agent by the last day of the Tender Offer Period.

(7)	Other matters

(a)

The Tender Offer is not conducted, directly or indirectly, in or targeted at the United States, nor through the postal service in the United States or any other methods or means of interstate or international commerce (including, but not limited to, telephone, telex, facsimile, e-mail, and internet communication), nor through any stock exchange in the United States. No tender of shares in the Tender Offer may be made through the above-mentioned methods or means, through such stock exchange, or from the United States.

In addition, the tender offer registration statement for the Tender Offer or relevant documents will not, and may not, be sent or distributed in, to, or from the United States by the postal service or any other means. No tender that directly or indirectly violates the above-mentioned restrictions will be accepted in the Tender Offer.

When tendering their shares in the Tender Offer, the Tendering Shareholders (or the Standing Proxy in the case of Foreign Shareholders) will be required to make the following representations and warranties to the tender offer agent: that the Tendering Shareholder is not in the United States at the time of tendering and at the time of sending the tender offer application form; that no information (including copies thereof) relating to the Tender Offer has been received or sent, directly or indirectly, in, to, or from the United States; that no postal service in the United States or other interstate or international commercial methods or means (including, but not limited to, telephone, telex, facsimile, e-mail, and internet communication) or any stock exchange in the United States has been used, directly or indirectly, for the tender offer or the signing or delivery of the tender offer application form; that the Tendering Shareholder is not acting as an agent, fiduciary, or delegatee of another person without discretionary authority (except where such other person is giving all instructions regarding the tender offer from outside the United States).

(Note) Not for distribution in or into the United States.

(b)

The Company has received responses, subject to the Company’s resolution to conduct the Tender Offer, from MS&AD that its subsidiaries, Mitsui Sumitomo Insurance will tender in the Tender Offer 60,729,315 shares (shareholding ratio: 0.52%) out of the 153,128,935 shares (shareholding ratio: 1.30%) of the Company’s common stock it holds and Aioi Nissay Dowa will tender in the Tender Offer 3,308,326 shares (shareholding ratio: 0.03%) out of the 8,342,020 shares (shareholding ratio: 0.07%) of the Company’s common stock it holds, from Tokio Marine & Nichido that it will tender in the Tender Offer 38,298,600 shares (shareholding ratio: 0.33%) out of the 127,661,870 shares (shareholding ratio: 1.08%) of the Company’s common stock it holds, and from Sompo Japan that it will tender in the Tender Offer 6,414,500 shares (shareholding ratio: 0.05%) out of the 25,472,540 shares (shareholding ratio: 0.22%) of the Company’s common stock it holds.

(c)

The Company announced the Financial Results on November 5, 2026. The summary of the Financial Results based on the announcement is as follows. The details of the Financial Results have not been reviewed by an audit firm pursuant to Article 193-2, Paragraph 1 of the Act. Please refer to the relevant announcement for more details.

(i)	Profit and loss (consolidated)

Fiscal period	FY2027 interim period (For the six months ended September 30, 2026)
Sales revenues	26,962,462 million yen
Operating income	2,191,124 million yen
Income before income taxes	2,954,403 million yen
Net income	2,305,496 million yen
Net income attributable to the Company	2,236,446 million yen

(ii)	Per share information (consolidated)

Fiscal period	FY2027 interim period (For the six months ended September 30, 2026)
Earnings per share attributable to the Company -Basic	185.97 yen
Earnings per share attributable to the Company -Diluted	185.97 yen

(d)

The Company announced the “FY2027 Second Quarter Financial Results”, including information on the progress of its Business Structure Reform, on November 5, 2026. Please refer to the relevant announcement for more details.

(Note) Not for distribution in or into the United States.

III.	Partial Amendment to the Matters Relating to the Retirement of Treasury Shares

1.	Reason for the amendment

The Company will amend the total number of shares to be retired and the scheduled date of the retirement in order to include, among the shares subject to retirement, shares of its common stock repurchased through the Tender Offer described in “II. Repurchase of Shares and Tender Offer for Own Shares” above, and to reduce the level of treasury shares held by the Company and promote a capital policy that takes capital efficiency into account.

2.	Details of the amendment to the matters relating to the retirement

Amended portions are indicated by underlines.

	Before amendment (resolution of the meeting of the board of directors held on August 4, 2026)	After amendment (resolution of the meeting of the board of directors held on November 5, 2026)
(1) Class of shares to be retired	Shares of common stock of the Company	Shares of common stock of the Company
(2) Total number of shares to be retired	200 million shares (represents 1.37% of the total number of issued shares before retirement)	1,200 million shares (represents 8.22% of the total number of issued shares before retirement)
(3) Scheduled date of the retirement

The last day of the fiscal quarter in which the completion date of the repurchase of shares pursuant to the resolution of the board of directors’ meeting held on August 4, 2026 falls.

(The scheduled date of the retirement will be announced once the repurchase of shares has been completed and the scheduled date of the retirement has been fixed.)

The last day of the fiscal quarter in which the completion date of the repurchase of shares pursuant to the resolutions of the board of directors’ meetings held on August 4, 2026 and November 5, 2026 falls.

(The scheduled date of the retirement will be announced once the repurchase of shares has been completed and the scheduled date of the retirement has been fixed.)

(Note)

The ratio to the total number of issued shares in “(2) Total number of shares to be retired” before and after the amendment is the ratio (rounded to the second decimal place) to 14,594,987,460 shares, which is the total number of issued shares as of June 30, 2026 and September 30, 2026, respectively.

(References)

Number of treasury shares as of September 30, 2026

Total number of issued shares (excluding treasury shares) :	11,779,620,513 shares

Total number of treasury shares :	2,815,366,947 shares

(Note that the number of treasury shares stated above does not include the common shares of the Company held by the ESOP (employee stock ownership plan) trust used for the Company’s share-based compensation plan.)

END

(Note) This press release may not be published, distributed, diffused or otherwise sent into the United States of America (including its territories and possessions, every State in the United States and the District of Columbia). This press release does not constitute an extension into the United States of the tender offer mentioned in this press release.